ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

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January 27, 2022

Ruairi Regan

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington DC 20549

Re:Rhove Real Estate 1, LLC

Offering Statement on Form 1-A

Filed September 17, 2021

File No. 024-11645

Dear Mr. Regan:

Please accept this letter and filing of Form 1-A/A in response to the Commission’s letter of January 26, 2022.

Amended Offering Statement on Form 1-A filed January 11, 2022

Description of City Park Quad (Columbus) Series, page 79

1. We note your response to comment 4. Please clarify when the lease of the remaining City Park Quad tenant expires and if the lease will be in place after the company purchases their interest in the property. In addition, tell us if you are responsible for any renovation costs associated with the property or if these costs are solely the responsibility of the current owner entity.

The lease of the remaining City Park Quad (Columbus) tenant expires on January 31, 2023 and the issuer anticipates that after qualification of this offering, the City Park Quad (Columbus) series will be funded prior to the time this particular lease expires. Thus, the issuer believes, but cannot know for certain based on how long funding of this Series may take, that the lease will still be in place after the issuer purchases their interest in the property. As to the Commission’s second inquiry, the issuer is not responsible for any renovation costs associated with the property, as these costs are solely the responsibility of the current owner entity.

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Washington DC Office     1440 G Street NW     Washington DC 20005

Cell: (813) 309-6258

Office: (202) 370-1333

E-mail: AlmericoLaw@gmail.com

www.Almerico.com

Member of the Florida Bar

We have resubmitted the offering circular with extremely minor modification to include new dates and correcting minor typographical errors. No substantive changes have been made from the prior filing.

We look forward to the Commission’s response and to addressing any further questions or comments.  The issuer would like to be qualified as soon as possible in order to start their offering. We are prepared to address any issues or concerns expeditiously. Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

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ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com